UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
_______________________

Date of Report: January 29, 2009

CEMEX, S.A.B. de C.V.
(Exact name of Registrant as specified in its charter)

CEMEX Corp.
(Translation of Registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Av. Ricardo Margáin Zozaya #325, Colonia Valle del Campestre
                Garza García, Nuevo León, México 66265
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X        Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____              No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

Media Relations Jorge Perez (52-81) 8888-4334	Investor Relations Eduardo Rendon (52-81) 8888-4256	Analyst Relations Luis Garza (52-81) 8888-4136

CEMEX ANNOUNCES SUCCESSFUL
COMPLETION OF REFINANCING

Monterrey, Mexico. January 28, 2009 – CEMEX, S.A.B. de C.V. (NYSE: CX) announced today that it has successfully completed its refinancing plan. CEMEX had previously announced that it had selected five banks to coordinate a global effort to: i) negotiate new long-term syndicated facilities to replace existing short-term bilateral facilities; ii) extend the maturity by one year of a portion of the US$3.0 billion Rinker acquisition syndicated loan facility due in December 2009 and iii) amend the leverage ratio covenant, among other conditions, of certain existing syndicated loan facilities.

The final key components of the refinancing plan include:

•
First, US$2.3 billion dollars of short-term bilateral facilities originally scheduled to mature in 2009 and early 2010 were refinanced in two long-term syndicated facilities. The final maturity for the amounts refinanced in these new long-term facilities is February 2011, with US$607 million dollars amortizing in 2009 and US$536 million dollars amortizing in 2010.

•	Second, CEMEX extended to December 2010 US$1.7 billion dollars of the US$3 billion syndicated loan facility which was originally due in December of 2009.

•
Third, CEMEX amended and increased in December 2008, among other terms, the leverage ratio provisions in its existing syndicated facilities. The new leverage ratio requirement at the CEMEX, S.A.B. de C.V. level is a Net Debt of no more than 4.5 times the trailing-twelve-month EBITDA in December 31, 2008, increasing to 4.75 times in June 30, 2009, and gradually decreasing to 3.5 times by September 30, 2011 and thereafter.

Rodrigo Treviño, CEMEX's Chief Financial Officer, said: “We are pleased with the outcome of this refinancing, as it demonstrates the health of CEMEX's business model and it is evidence of the support of our banks. This was another important step to strengthen our capital structure and to lengthen the maturity profile of our debt.”

CEMEX is a growing global building materials company that provides high-quality products and reliable service to customers and communities in more than 50 countries throughout the world. CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future. For more information, visit www.cemex.com.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy, and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release and no assurance can be given of the outcome of these negotiations with the banks.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: January 29, 2009	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller